

February 8, 2012

Via E-mail
Michel Demaré
Executive Vice President and Chief Financial Officer
ABB Ltd
Affolternstrasse 44
CH-8050 Zurich
Switzerland

> **Re:** **ABB Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **File No. 1-16429**
> **Response Letter Dated January 31, 2012**

Dear Mr. Demaré:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. In Annex 1 to your letter dated January 31, 2012 you list together the main types of products and services you supplied to Iran and Syria during the three year period ended December 31, 2010. You state in your letter that you have exited all oil and gas sector business in Iran. Please tell us whether during the period you discuss and/or subsequently you have engaged in oil and gas sector business in Syria. If so, please describe your involvement, and address specifically the materiality of that activity when considered in light of qualitative factors such as the potential impact upon your reputation and share value.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance